July 2, 2024

VIA EDGAR

Christina DiAngelo Fettig

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Gabelli Funds

Dear Ms. DiAngelo Fettig:

Thank you for your oral comments on May 29, 2024, regarding the Gabelli ETFs Trust. The funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized to the best of our understanding, followed by the funds’ responses.

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Comments and Responses

Comment: Confirm that future Form N-CSR filings will include disclosure related to changes in benchmarks.

Response: The Registrant confirms that future Form N-CSR filings will include disclosure related to changes in benchmarks, if applicable.

Comment: Disclosure is required for new advisory agreements and renewals of advisory agreements. Indicate whether any other Forms N-CSR were missing this disclosure.

Response: No other Forms N-CSR were missing the required disclosure.

Comment: Please explain why the following funds did not check boxes on Form N-CEN section C.8 regarding expense limitations: GCAD, GABF, and GAST.

Response: No other Forms N-CSR were missing the required disclosure.

Comment: In the 40-17g filing made March 7, 2024, the chart referenced is a required disclosure, if needed.

Response: The Registrant will include the chart in future 40-17g filings.

Comment: The Precidian exemptive order requires that each fund will comply with the conditions in Section V.A.2 and post on its website the prior business day’s NAV and market closing price and a calculation of the premium or discount of that closing market price.

Response: Each fund presents on its website prior business day’s NAV and market closing price and a calculation of the premium or discount of that closing market price.

Should you have any additional comments or concerns, please do not hesitate to contact me at (914) 921-7774.

Best regards,

/s/ Peter D. Goldstein
Peter D. Goldstein, Esq.
General Counsel
GAMCO Investors, Inc.